American Funds Tax-Exempt Fund of New York
One Market, Steuart Tower
Suite 1800
San Francisco, California 94105

November 1, 2010

Document Control
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Funds Tax-Exempt Fund of New York
File Nos. 333-168594 and 811-22448

Dear Sir or Madam:

On behalf of American Funds Tax-Exempt Fund of New York (the “Fund”), we have filed Form N-1A, Pre-Effective Amendment No. 2 to the Fund’s Registration Statement under the Securities Act of 1933 and Amendment No. 2 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

The Fund intends to begin operations on November 1, 2010.  Accordingly, pursuant to Rule 461 and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Registration Statement be accelerated to November 1, 2010.

If you have any questions please do not hesitate to contact me at (213) 615-0108.

Sincerely,

/s/ Katherine H. Newhall

Katherine H. Newhall
Counsel, Capital Research and Management Company

cc:           Laura Hatch